

April 15, 2015

Via E-mail
Steven R. Beauchamp
President and Chief Executive Officer
Paylocity Holding Corporation
3850 N. Wilke Road
Arlington Heights, Illinois 60004

> **Re:** **Paylocity Holding Corporation**
> **Form 10-K the fiscal year ended June 30, 2014**
> **Filed August 22, 2014**
> **File No. 001-36348**

Dear Mr. Beauchamp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Other

1. We note that your earnings calls on August 14, 2014, November 6, 2014, and February 5, 2015 discuss research and development, sales and marketing expenses and general administrative costs on a combined non-GAAP basis. However, we are unable to locate the reconciliation of such non-GAAP measures to the most comparable GAAP measures in your earnings releases, website or filings. Please tell us what consideration was given to providing reconciliations of these non-GAAP measures in accordance with Regulation G.

Form 10-K for the fiscal year ended June 30, 2014

Signatures and Power of Attorney, page 54

2. Please note that your annual report on Form 10-K must be signed by your controller or principal accounting officer. Any person who occupies more than one of the specified

positions should indicate each capacity in which he or she signs the report. Please refer to General Instruction D(2) of Form 10-K and advise.

Consolidated Financial Statements

Note 19 Subsequent Events, page F-21

3.   We note your disclosure of the date through which you have evaluated subsequent events. Please note that this disclosure is only required if an entity is not a SEC filer. See ASC 855-10-50-1. Similar concerns apply to your Forms 10-Q. Please confirm that you will remove this disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Staff Attorney, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief